UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of September 30, 2023, with the independent registered public accounting firm report

1

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of September 30, 2023 and December 31, 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2023	12.31.2022

Cash and cash equivalents	3	12,110	7,996
Marketable securities	3	1,299	2,773
Trade and other receivables	9	5,093	5,010
Inventories	10	7,890	8,779
Recoverable income taxes	12	206	165
Other recoverable taxes	12	985	1,142
Others	16	1,775	1,777
		29,358	27,642
Assets classified as held for sale	23	59	3,608
Current assets		29,417	31,250

Trade and other receivables	9	1,557	2,440
Marketable securities	3	3,914	1,564
Judicial deposits	14	13,422	11,053
Deferred income taxes	12	982	832
Other recoverable taxes	12	4,247	3,778
Others	16	2,088	1,553
Long-term receivables		26,210	21,220
Investments	22	1,374	1,566
Property, plant and equipment - PP&E	17	144,871	130,169
Intangible assets	18	2,916	2,986
Non-current assets		175,371	155,941

Total assets		204,788	187,191

Liabilities	Note	09.30.2023	12.31.2022

Trade payables	11	4,670	5,464
Finance debt	24	4,380	3,576
Lease liability	25	6,631	5,557
Income taxes payable	12	1,615	2,883
Other taxes payable	12	3,839	3,048
Dividends payable	26	4,332	4,171
Employee benefits	13	2,524	2,215
Others	16	2,767	3,001
		30,758	29,915
Liabilities related to assets classified as held for sale	23	109	1,465
Current liabilities		30,867	31,380

Finance debt	24	25,082	26,378
Lease liability	25	24,904	18,288
Income taxes payable	12	296	302
Deferred income taxes	12	10,171	6,750
Employee benefits	13	11,646	10,675
Provisions for legal proceedings	14	3,365	3,010
Provision for decommissioning costs	15	19,204	18,600
Others	16	1,872	1,972
Non-current liabilities		96,540	85,975
Current and non-current liabilities		127,407	117,355

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		948	1,144
Profit reserves		70,113	66,434
Accumulated other comprehensive deficit		(101,078)	(105,187)
Attributable to the shareholders of Petrobras		77,084	69,492
Non-controlling interests		297	344
Equity		77,381	69,836

Total liabilities and equity		204,788	187,191
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and nine-month periods ended September 30, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022

Sales revenues	4	75,302	94,303	25,552	32,411
Cost of sales	5	(35,982)	(43,894)	(11,982)	(15,875)
Gross profit		39,320	50,409	13,570	16,536

Income (expenses)
Selling expenses	5	(3,709)	(3,638)	(1,288)	(1,213)
General and administrative expenses	5	(1,140)	(956)	(395)	(334)
Exploration costs	20	(828)	(230)	(480)	(107)
Research and development expenses		(512)	(613)	(186)	(187)
Other taxes		(643)	(245)	(114)	(93)
Impairment of assets	19	(482)	(422)	(78)	(255)
Other income and expenses, net	6	(1,995)	1,690	(1,049)	(177)
		(9,309)	(4,414)	(3,590)	(2,366)

Income before net finance expense, results of equity-accounted investments and income taxes		30,011	45,995	9,980	14,170

Finance income		1,581	1,396	600	515
Finance expenses		(2,875)	(2,506)	(1,163)	(790)
Foreign exchange gains (losses) and inflation indexation charges		(1,334)	(3,016)	(1,422)	(1,249)
Net finance expense	7	(2,628)	(4,126)	(1,985)	(1,524)

Results of equity-accounted investments	22	(235)	373	(248)	32

Net income before income taxes		27,148	42,242	7,747	12,678

Income taxes	12	(8,435)	(13,763)	(2,263)	(3,888)

Net income for the period		18,713	28,479	5,484	8,790
Net income attributable to shareholders of Petrobras		18,625	28,378	5,456	8,763
Net income attributable to non-controlling interests		88	101	28	27
Basic and diluted earnings per common and preferred share - in U.S. dollars	26	1.43	2.18	0.42	0.67

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and nine-month periods ended September 30, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Net income for the period		18,713	28,479	5,484	8,790

Items that will not be reclassified to the statement of income:

Actuarial losses on post-employment defined benefit plans	13
Recognized in equity		(109)	−	−	−
Deferred income tax		37	−	−	−
		(72)	−	−	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	27
Recognized in equity		2,438	3,067	(2,434)	(2,006)
Reclassified to the statement of income		2,990	3,597	758	1,109
Deferred income tax		(1,848)	(2,266)	569	305
		3,580	4,398	(1,107)	(592)

Translation adjustments (1)
Recognized in equity		446	234	(839)	(380)

Share of other comprehensive income (loss) in equity-accounted investments	22
Recognized in equity		166	120	(40)	(25)

Other comprehensive income (loss)		4,120	4,752	(1,986)	(997)

Total comprehensive income		22,833	33,231	3,498	7,793
Comprehensive income attributable to shareholders of Petrobras		22,734	33,117	3,481	7,776
Comprehensive income attributable to non-controlling interests		99	114	17	17
(1) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Nine-month periods ended September 30, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2023	Jan-Sep/2022
Cash flows from operating activities
Net income for the period		18,713	28,479
Adjustments for:
Pension and medical benefits - actuarial losses	13	1,153	939
Results of equity-accounted investments	22	235	(373)
Depreciation, depletion and amortization	29	9,648	9,897
Impairment of assets (reversals)	19	482	422
Inventory write down (write-back) to net realizable value	10	(4)	7
Allowance for credit loss on trade and other receivables		49	42
Exploratory expenditure write-offs	20	410	128
Gain on disposal/write-offs of assets	6	(1,150)	(1,138)
Foreign exchange, indexation and finance charges		2,814	4,735
Income taxes	12	8,435	13,763
Revision and unwinding of discount on the provision for decommissioning costs		662	424
Results from co-participation agreements in bid areas	6	(47)	(2,862)
Early termination and cash outflows revision of lease agreements		(361)	(558)
Losses with legal, administrative and arbitration proceedings, net	6	672	821
Decrease (Increase) in assets
Trade and other receivables		587	729
Inventories		1,132	(2,595)
Judicial deposits		(1,100)	(1,312)
Other assets		169	(756)
Increase (Decrease) in liabilities
Trade payables		(1,017)	(341)
Other taxes payable		(421)	(2,395)
Pension and medical benefits		(683)	(1,869)
Provisions for legal proceedings		(366)	(254)
Other employee benefits		163	(63)
Provision for decommissioning costs		(597)	(442)
Other liabilities		(371)	242
Income taxes paid		(7,664)	(8,801)
Net cash provided by operating activities		31,543	36,869
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(8,520)	(6,020)
Acquisition of equity interests		(22)	(20)
Proceeds from disposal of assets - Divestment		3,564	3,915
Financial compensation from co-participation agreements		391	5,334
Investment in marketable securities		(215)	(1,615)
Dividends received		75	319
Net cash (used in) provided by investing activities		(4,727)	1,913
Cash flows from financing activities
Changes in non-controlling interest		(102)	43
Share repurchase program (1)	26	(197)	−
Proceeds from finance debt	24	1,300	2,530
Repayment of principal - finance debt	24	(2,482)	(7,796)
Repayment of interest - finance debt	24	(1,572)	(1,438)
Repayment of lease liability	25	(4,494)	(4,006)
Dividends paid to Shareholders of Petrobras	26	(15,234)	(33,671)
Dividends paid to non-controlling interests		(48)	(68)
Net cash used in financing activities		(22,829)	(44,406)
Effect of exchange rate changes on cash and cash equivalents		127	(482)
Net change in cash and cash equivalents		4,114	(6,106)
Cash and cash equivalents at the beginning of the period		7,996	10,480

Cash and cash equivalents at the end of the period		12,110	4,374
The notes form an integral part of these unaudited condensed consolidated interim financial statements.
(1) It includes US$ 59 thousand of transaction costs on the repurchase of shares.

6

Unaudited Condensed Consolidated Statements of Changes In Shareholders’ Equity

PETROBRAS

Nine-month periods ended September 30, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2021	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	9,769	3,084	1,220	52,050	6,688	−	69,407	405	69,812
		107,101	1,143				(111,648)					72,811	−	69,407	405	69,812
Capital transactions	−	−	1	−	−	−	−	−	−	−	−	−	−	1	(166)	(165)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	28,378	28,378	101	28,479
Other comprehensive income (loss)	−	−	−	221	4,398	−	120	−	−	−	−	−	−	4,739	13	4,752
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(8,564)	(6,688)	(18,375)	(33,627)	(56)	(33,683)
Balance at September 30, 2022	107,380	(279)	1,144	(74,901)	(19,771)	(11,205)	(1,032)	9,769	3,084	1,220	43,486	−	10,003	68,898	297	69,195
		107,101	1,144				(106,909)					57,559	10,003	68,898	297	69,195

Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	11,574	3,281	1,677	43,038	6,864	−	69,492	344	69,836
		107,101	1,144				(105,187)					66,434	−	69,492	344	69,836
Treasury shares	−	−	(197)	−	−	−	−	−	−	−	−	−	−	(197)	−	(197)
Capital transactions	−	−	1	−	−	−	−	−	−	−	−	−	−	1	(101)	(100)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	18,625	18,625	88	18,713
Other comprehensive income (loss)	−	−	−	435	3,580	(72)	166	−	−	−	−	−	−	4,109	11	4,120
Expired unclaimed dividends	−	−	−	−	−	−	−	−	−	−	−	−	7	7	−	7
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(6,864)	(8,089)	(14,953)	(45)	(14,998)
Balance at September 30, 2023	107,380	(279)	948	(73,736)	(13,927)	(12,648)	(767)	11,574	3,281	1,677	43,038	−	10,543	77,084	297	77,381
		107,101	948				(101,078)					59,570	10,543	77,084	297	77,381

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 9, 2023.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2022.

Regarding the IFRS standards that became effective on January 1, 2023, their initial application did not result in material effects on these unaudited condensed consolidated interim financial statements.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	09.30.2023	12.31.2022
Cash at bank and in hand	203	216
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	951	2,763
Other investment funds	215	244
	1,166	3,007
- Abroad
Time deposits	8,334	2,388
Automatic investing accounts and interest checking accounts	2,400	2,365
Other financial investments	7	20
	10,741	4,773
Total short-term financial investments	11,907	7,780
Total cash and cash equivalents	12,110	7,996

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	09.30.2023	12.31.2022
Fair value through profit or loss	873	713
Amortized cost - Bank Deposit Certificates and time deposits	4,289	3,574
Amortized cost - Others	51	50
Total	5,213	4,337
Current	1,299	2,773
Non-current	3,914	1,564

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Diesel	23,575	29,849	8,188	11,685
Gasoline	10,881	12,143	3,412	4,109
Liquefied petroleum gas	2,722	3,978	842	1,355
Jet fuel	3,677	3,925	1,169	1,534
Naphtha	1,357	1,964	449	629
Fuel oil (including bunker fuel)	834	1,099	287	381
Other oil products	3,364	4,373	1,152	1,484
Subtotal oil products	46,410	57,331	15,499	21,177
Natural gas	4,307	5,691	1,352	2,007
Oil	3,997	6,418	1,282	1,975
Renewables and nitrogen products	62	230	16	69
Breakage	645	462	207	188
Electricity	423	543	160	141
Services, agency and others	797	799	272	254
Domestic market	56,641	71,474	18,788	25,811

Exports	17,752	20,620	6,581	5,696
Oil	13,245	14,042	4,789	3,638
Fuel oil (including bunker fuel)	3,734	5,904	1,371	1,743
Other oil products	773	674	421	315
Sales abroad (1)	909	2,209	183	904
Foreign market	18,661	22,829	6,764	6,600
Sales revenues	75,302	94,303	25,552	32,411
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Domestic market	56,641	71,474	18,788	25,811
China	5,118	3,953	1,643	833
Americas (except United States)	4,028	5,712	1,374	1,880
Europe	3,738	4,605	1,692	1,291
Asia (except China and Singapore)	1,875	1,068	336	108
United States	2,391	4,074	1,086	1,722
Singapore	1,505	3,412	629	765
Others	6	5	4	1
Foreign market	18,661	22,829	6,764	6,600
Sales revenues	75,302	94,303	25,552	32,411

In the nine-month period ended September 30, 2023, sales to two clients of the refining, transportation and marketing segment represented individually 16% and 11% of the Company’s sales revenues. In the same period of 2022, sales to two clients of the same segment individually represented 15% and 11% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Raw material, products for resale, materials and third-party services (1)	(18,164)	(22,868)	(5,382)	(9,099)
Depreciation, depletion and amortization	(7,740)	(7,993)	(2,788)	(2,649)
Production taxes	(8,853)	(11,794)	(3,376)	(3,701)
Employee compensation	(1,225)	(1,239)	(436)	(426)
Total	(35,982)	(43,894)	(11,982)	(15,875)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Materials, third-party services, freight, rent and other related costs	(3,150)	(2,921)	(1,102)	(973)
Depreciation, depletion and amortization	(466)	(611)	(162)	(194)
Allowance for expected credit losses	(14)	(34)	3	(20)
Employee compensation	(79)	(72)	(27)	(26)
Total	(3,709)	(3,638)	(1,288)	(1,213)

5.3.	General and administrative expenses
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Employee compensation	(747)	(637)	(274)	(223)
Materials, third-party services, rent and other related costs	(306)	(246)	(92)	(85)
Depreciation, depletion and amortization	(87)	(73)	(29)	(26)
Total	(1,140)	(956)	(395)	(334)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Unscheduled stoppages and pre-operating expenses	(1,661)	(1,344)	(562)	(455)
Pension and medical benefits - retirees (1)	(877)	(795)	(300)	(304)
Losses with legal, administrative and arbitration proceedings	(672)	(821)	(141)	(264)
Performance award program	(471)	(400)	(200)	(153)
Operating expenses with thermoelectric power plants	(134)	(108)	(49)	(37)
Profit sharing	(108)	(103)	(41)	(38)
Gains (losses) with commodities derivatives	(20)	(135)	(89)	87
Losses on decommissioning of returned/abandoned areas	(16)	(28)	(3)	(1)
Results from co-participation agreements in bid areas (2)	47	2,862	19	(10)
Amounts recovered from Lava Jato investigation (3)	99	34	6	22
Fines imposed on suppliers	178	175	69	59
Government grants	257	314	81	116
Early termination and changes to cash flow estimates of leases	361	558	103	157
Reimbursements from E&P partnership operations	430	448	150	294
Results on disposal/write-offs of assets	1,150	1,138	(37)	292
Others (4)	(558)	(105)	(55)	58
Total	(1,995)	1,690	(1,049)	(177)
(1) In 2022, this includes US$ 67 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R Pre-70 and PPSP-NR Pre-70 pension plans.
(2) In 2022, it mainly refers to capital gains with the results of the co-participation agreements related to the transfer of rights surplus of Sépia and Atapu.
(3) The total amount recovered from the Lava Jato Investigation through December 31, 2022 was US$ 1,618, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(4) It includes, in the nine-month period ended September 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

7.	Net finance income (expense)
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Finance income	1,581	1,396	600	515
Income from investments and marketable securities (Government Bonds)	1,211	872	454	340
Other finance income	370	524	146	175
Finance expenses	(2,875)	(2,506)	(1,163)	(790)
Interest on finance debt	(1,715)	(1,786)	(662)	(563)
Unwinding of discount on lease liability	(1,253)	(961)	(495)	(337)
Discount and premium on repurchase of debt securities	(2)	(120)	(2)	(10)
Capitalized borrowing costs	927	795	338	260
Unwinding of discount on the provision for decommissioning costs	(647)	(394)	(216)	(127)
Other finance expenses	(185)	(40)	(126)	(13)
Foreign exchange gains (losses) and indexation charges	(1,334)	(3,016)	(1,422)	(1,249)
Foreign exchange gains (losses) (1)	1,388	(1)	(932)	(782)
Reclassification of hedge accounting to the Statement of Income (1)	(2,990)	(3,597)	(758)	(1,109)
Monetary restatement of anticipated dividends and dividends payable	(428)	118	1	398
Recoverable taxes inflation indexation income	113	74	18	29
Other foreign exchange gains and indexation charges, net	583	390	249	215
Total	(2,628)	(4,126)	(1,985)	(1,524)
(1) For more information, see notes 27.3a and 27.3c.

8.	Information by operating segment

In 2022, Petrobras implemented changes to its financial reporting system, according to the metric approved by the Executive Board. These changes did not change the allocation of Petrobras' reportable operating segments (E&P, RT&M and G&P). However, the measurement of certain components of the operating segments and of Corporate and other businesses was changed as following:

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	trade and other receivables, recoverable income taxes and other recoverable taxes, previously allocated to operating segments, are now presented in Corporate and other businesses. Expected credit losses are now also presented in Corporate and other businesses;
•	losses with commodity derivatives (within other income and expenses, net), previously presented in Corporate and other businesses, are now presented in operating segments;
•	general and administrative expenses related to logistics and fuel sales, previously presented in Corporate and other businesses, are now disclosed in the RT&M segment.

This information reflects the Company's current management model and is used by the Board of Executive Officers (Chief Operating Decision Maker - CODM) to make decisions regarding resource allocation and performance evaluation. In this context, the information by operating segment of the nine-month period ended September 30, 2022 has been reclassified for comparative purposes, as follows:

Consolidated Statement of Income by operating segment - Jan-Sep/2022 - Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses		Total
					Eliminations

Net income (loss) of the period disclosed in Jan-Sep/2022	26,346	6,088	767	(3,648)	(1,074)	28,479
Changes in the measurement	(27)	(136)	23	140	−	−
Net income (loss) of the period reclassified - Jan-Sep/2022	26,319	5,952	790	(3,508)	(1,074)	28,479

Consolidated Statement of Income by operating segment - Jul-Sep/2022 - Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total

Net income (loss) of the period disclosed in Jul-Sep/2022	7,590	1,340	614	(1,041)	287	8,790
Changes in the measurement	(25)	43	14	(32)	−	−
Net income (loss) of the period reclassified - Jul-Sep/2022	7,565	1,383	628	(1,073)	287	8,790

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.1.	Net income by operating segment
Consolidated statement of income by operating segment
Jan-Sep/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	48,374	69,590	8,250	253	(51,165)	75,302
Intersegments	47,732	1,065	2,361	7	(51,165)	−
Third parties	642	68,525	5,889	246	-	75,302
Cost of sales	(19,642)	(62,596)	(4,259)	(255)	50,770	(35,982)
Gross profit (loss)	28,732	6,994	3,991	(2)	(395)	39,320
Income (expenses)	(1,837)	(3,120)	(2,450)	(1,903)	1	(9,309)
Selling expenses	(11)	(1,579)	(2,099)	(21)	1	(3,709)
General and administrative expenses	(40)	(242)	(52)	(806)	-	(1,140)
Exploration costs	(828)	-	-	-	-	(828)
Research and development expenses	(401)	(16)	(2)	(93)	-	(512)
Other taxes	(370)	(12)	(29)	(232)	-	(643)
Impairment (losses) reversals	(96)	(416)	-	30	-	(482)
Other income and expenses, net	(91)	(855)	(268)	(781)	-	(1,995)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	26,895	3,874	1,541	(1,905)	(394)	30,011
Net finance income (expense)	-	-	-	(2,628)	-	(2,628)
Results of equity-accounted investments	(33)	(231)	17	12	-	(235)
Net income / (loss) before income taxes	26,862	3,643	1,558	(4,521)	(394)	27,148
Income taxes	(9,146)	(1,318)	(523)	2,418	134	(8,435)
Net income (loss) for the period	17,716	2,325	1,035	(2,103)	(260)	18,713
Attributable to:
Shareholders of Petrobras	17,719	2,325	978	(2,137)	(260)	18,625
Non-controlling interests	(3)	-	57	34	-	88

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Sep/2022 - Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	60,917	85,989	11,247	402	(64,252)	94,303
Intersegments	59,918	1,460	2,872	2	(64,252)	−
Third parties	999	84,529	8,375	400	-	94,303
Cost of sales	(23,279)	(74,941)	(7,897)	(409)	62,632	(43,894)
Gross profit (loss)	37,638	11,048	3,350	(7)	(1,620)	50,409
Income (expenses)	2,006	(2,263)	(2,258)	(1,889)	(10)	(4,414)
Selling expenses	(12)	(1,310)	(2,260)	(46)	(10)	(3,638)
General and administrative expenses	(30)	(204)	(49)	(673)	-	(956)
Exploration costs	(230)	-	-	-	-	(230)
Research and development expenses	(524)	(7)	(4)	(78)	-	(613)
Other taxes	(47)	(15)	(35)	(148)	-	(245)
Impairment (losses) reversals	(127)	(295)	1	(1)	-	(422)
Other income and expenses, net	2,976	(432)	89	(943)	-	1,690
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	39,644	8,785	1,092	(1,896)	(1,630)	45,995
Net finance income (expense)	-	-	-	(4,126)	-	(4,126)
Results of equity-accounted investments	154	153	71	(5)	-	373
Net income / (loss) before income taxes	39,798	8,938	1,163	(6,027)	(1,630)	42,242
Income taxes	(13,479)	(2,986)	(373)	2,519	556	(13,763)
Net income (loss) for the period	26,319	5,952	790	(3,508)	(1,074)	28,479
Attributable to:
Shareholders of Petrobras	26,322	5,952	719	(3,541)	(1,074)	28,378
Non-controlling interests	(3)	-	71	33	-	101

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	17,922	23,691	2,629	90	(18,780)	25,552
Intersegments	17,792	225	760	3	(18,780)	−
Third parties	130	23,466	1,869	87	-	25,552
Cost of sales	(7,151)	(21,400)	(1,166)	(91)	17,826	(11,982)
Gross profit (loss)	10,771	2,291	1,463	(1)	(954)	13,570
Income (expenses)	(1,161)	(791)	(906)	(741)	9	(3,590)
Selling expenses	-	(535)	(764)	2	9	(1,288)
General and administrative expenses	(6)	(80)	(20)	(289)	-	(395)
Exploration costs	(480)	-	-	-	-	(480)
Research and development expenses	(150)	(2)	(1)	(33)	-	(186)
Other taxes	(16)	(11)	(10)	(77)	-	(114)
Impairment (losses) reversals	(78)	-	-	-	-	(78)
Other income and expenses, net	(431)	(163)	(111)	(344)	-	(1,049)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	9,610	1,500	557	(742)	(945)	9,980
Net finance income (expense)	-	-	-	(1,985)	-	(1,985)
Results of equity-accounted investments	(68)	(176)	(4)	-	-	(248)
Net income / (loss) before income taxes	9,542	1,324	553	(2,727)	(945)	7,747
Income taxes	(3,268)	(510)	(190)	1,384	321	(2,263)
Net income (loss) for the period	6,274	814	363	(1,343)	(624)	5,484
Attributable to:
Shareholders of Petrobras	6,275	814	344	(1,353)	(624)	5,456
Non-controlling interests	(1)	−	19	10	−	28

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Jul-Sep/2022 - Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	19,293	29,348	4,148	126	(20,504)	32,411
Intersegments	18,972	529	1,002	1	(20,504)	−
Third parties	321	28,819	3,146	125	-	32,411
Cost of sales	(7,427)	(26,607)	(2,646)	(137)	20,942	(15,875)
Gross profit (loss)	11,866	2,741	1,502	(11)	438	16,536
Income (expenses)	(474)	(611)	(568)	(710)	(3)	(2,366)
Selling expenses	(7)	(440)	(739)	(24)	(3)	(1,213)
General and administrative expenses	(6)	(73)	(15)	(240)	-	(334)
Exploration costs	(107)	-	-	-	-	(107)
Research and development expenses	(159)	(1)	(1)	(26)	-	(187)
Other taxes	(8)	10	(16)	(79)	-	(93)
Impairment (losses) reversals	(4)	(251)	-	-	-	(255)
Other income and expenses, net	(183)	144	203	(341)	-	(177)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	11,392	2,130	934	(721)	435	14,170
Net finance income (expense)	-	-	-	(1,524)	-	(1,524)
Results of equity-accounted investments	46	(23)	12	(3)	-	32
Net income / (loss) before income taxes	11,438	2,107	946	(2,248)	435	12,678
Income taxes	(3,873)	(724)	(318)	1,175	(148)	(3,888)
Net income (loss) for the period	7,565	1,383	628	(1,073)	287	8,790
Attributable to:
Shareholders of Petrobras	7,566	1,383	609	(1,082)	287	8,763
Non-controlling interests	(1)	-	19	9	-	27

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Total

Jan-Sep/2023	7,391	1,788	386	83	9,648
Jan-Sep/2022	7,819	1,692	334	52	9,897

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Total

Jul-Sep/2023	2,687	629	132	27	3,475
Jul-Sep/2022	2,561	578	127	1	3,267

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2023

Current assets	2,175	11,327	435	20,874	(5,394)	29,417
Non-current assets	127,937	22,638	6,170	18,626	−	175,371
Long-term receivables	7,991	1,997	100	16,122	−	26,210
Investments	327	833	155	59	−	1,374
Property, plant and equipment	117,266	19,682	5,834	2,089	−	144,871
Operating assets	102,431	16,876	3,519	1,623	−	124,449
Under construction	14,835	2,806	2,315	466	−	20,422
Intangible assets	2,353	126	81	356	−	2,916
Total Assets	130,112	33,965	6,605	39,500	(5,394)	204,788

Consolidated assets by operating segment - 12.31.2022

Current assets	5,224	12,035	391	18,864	(5,264)	31,250
Non-current assets	111,110	22,396	7,193	15,242	−	155,941
Long-term receivables	6,351	1,811	94	12,964	−	21,220
Investments	379	977	173	37	−	1,566
Property, plant and equipment	101,875	19,496	6,851	1,947	−	130,169
Operating assets	92,087	16,851	4,808	1,585	−	115,331
Under construction	9,788	2,645	2,043	362	−	14,838
Intangible assets	2,505	112	75	294	−	2,986
Total Assets	116,334	34,431	7,584	34,106	(5,264)	187,191

9.	Trade and other receivables
9.1.	Trade and other receivables
	09.30.2023	12.31.2022
Receivables from contracts with customers
Third parties	5,264	5,210
Related parties
Investees (note 28.1)	81	93
Subtotal	5,345	5,303
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement (1)	1,671	1,922
Lease receivables	365	394
Other receivables	617	765
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	253	602
Subtotal	2,906	3,683
Total trade and other receivables, before ECL	8,251	8,986
Expected credit losses (ECL) - Third parties	(1,597)	(1,533)
Expected credit losses (ECL) - Related parties	(4)	(3)
Total trade and other receivables	6,650	7,450
Current	5,093	5,010
Non-current	1,557	2,440
(1) As of September 30, 2023 it mainly refers to the receivables from the transactions of Atapu, Sépia, Carmópolis, Roncador, Miranga, Baúna, Pampo and Enchova, Breitener and Potiguar Group.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 604 as of September 30, 2023 (US$ 470 as of December 31, 2022).

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On September 8, 2023, the Company received US$ 362, net of withholding income taxes, relating to the amounts of Petroleum and Alcohol Accounts. The Company expects to receive the remaining balance by 2027, following the constitutional amendments of December 2021, which established limits for disbursements by the Federal Government in each fiscal year.

9.2.	Aging of trade and other receivables – third parties
	09.30.2023		12.31.2022
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	6,131	(55)	6,474	(39)
Overdue:
1-90 days	33	(7)	189	(48)
91-180 days	44	(22)	30	(27)
181-365 days	73	(63)	63	(51)
More than 365 days	1,636	(1,450)	1,535	(1,368)
Total	7,917	(1,597)	8,291	(1,533)

9.3.	Changes in provision for expected credit losses – third parties and related parties
	2023 Jan-Set	2022 Jan-Set
Opening balance	1,536	1,448
Additions	109	98
Write-offs	(42)	(21)
Reversals	(40)	(64)
Translation adjustment	38	23
Closing balance	1,601	1,484
Current	278	215
Non-current	1,323	1,269

10.	Inventories
	09.30.2023	12.31.2022
Crude oil	3,472	3,738
Oil products	2,310	3,278
Intermediate products	597	587
Natural gas and Liquefied Natural Gas (LNG)	118	135
Biofuels	16	14
Fertilizers	1	4
Total products	6,514	7,756
Materials, supplies and others	1,376	1,023
Total	7,890	8,779

In the nine-month period ended September 30, 2023, the Company recognized a US$ 4 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 7 loss within cost of sales in the nine-month period ended September 30, 2022), primarily due to changes in international prices of crude oil and oil products.

At September 30, 2023, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to pension plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros in 2008, in the estimated amount of US$ 891.

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Trade payables
	09.30.2023	12.31.2022
Third parties in Brazil	3,396	3,497
Third parties abroad	1,268	1,935
Related parties	6	32
Total	4,670	5,464

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of September 30, 2023, the balance advanced by suppliers, within the scope of the program, is US$ 127 (US$ 130 as of December 31, 2022) and has a payment term from 6 to 93 days and a weighted average term of 48.5 days, after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Taxes in Brazil
Income taxes	201	160	1,041	2,505	−	−
Income taxes - Tax settlement programs	−	−	55	50	296	302
	201	160	1,096	2,555	296	302
Taxes abroad	5	5	519	328	−	−
Total	206	165	1,615	2,883	296	302

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Net income before income taxes	27,148	42,242	7,747	12,678
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(9,231)	(14,361)	(2,634)	(4,310)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	942	736	331	353
Different jurisdictional tax rates for companies abroad	400	595	299	201
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(323)	(725)	(127)	(97)
Tax incentives	112	1	35	3
Tax loss carryforwards (unrecognized tax losses)	(14)	(11)	3	(10)
Post-employment benefits	(270)	(262)	(92)	(76)
Results of equity-accounted investments in Brazil and abroad	(74)	130	(85)	10
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	32	25	33	10
Others	(9)	109	(26)	28
Income taxes	(8,435)	(13,763)	(2,263)	(3,888)
Deferred income taxes	(1,181)	(2,239)	304	(250)
Current income taxes	(7,254)	(11,524)	(2,567)	(3,638)
Effective tax rate of income taxes	31.1%	32.6%	29.2%	30.7%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Sep/2023	Jan-Sep/2022
Opening balance	(5,918)	(625)
Recognized in the statement of income for the period	(1,181)	(2,239)
Recognized in shareholders’ equity	(1,811)	(2,266)
Translation adjustment	(269)	178
Use of tax loss carryforwards	−	(1,119)
Others	(10)	4
Closing balance	(9,189)	(6,067)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	09.30.2023	12.31.2022
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	1,186	158
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,506	3,602
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(17,289)	(15,438)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(1,158)	810
Leasings	Appropriation of the considerations	6	434
Provision for legal proceedings	Payments and use of provisions	953	885
Tax loss carryforwards	Taxable income compensation	936	914
Inventories	Sales, write-downs and losses	432	333
Employee Benefits	Payments and use of provisions	1,586	1,518
Others		653	866
Total		(9,189)	(5,918)
Deferred tax assets		982	832
Deferred tax liabilities		(10,171)	(6,750)

Uncertain tax treatments

In 2023, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of US$ 496, monetarily restated.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Tax treatments of certain subsidiaries from 2019 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of US$ 331. Thus, as of September 30, 2023, the total amount of these uncertain tax treatments is US$ 827, monetarily restated.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income for the period, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Taxes in Brazil
Current / Non-current ICMS (VAT)	661	716	513	473	967	699	−	−
Current / Non-current PIS and COFINS	261	378	2,731	2,362	303	28	126	89
Claim to recover PIS and COFINS	−	−	703	657	−	−	−	−
CIDE	−	1	−	−	−	5	−	−
Production taxes	−	−	−	−	2,250	1,996	143	114
Withholding income taxes	−	−	−	−	79	149	−	−
Others	55	40	291	273	208	152	87	90
Total in Brazil	977	1,135	4,238	3,765	3,807	3,029	356	293
Taxes abroad	8	7	9	13	32	19	−	−
Total	985	1,142	4,247	3,778	3,839	3,048	356	293
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

From March 1 to June 30, 2023, Export Tax was charged on the exports of crude oil, for which the Company recognized US$ 285 as other taxes within the statement of income.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	09.30.2023	12.31.2022
Liabilities
Short-term employee benefits	1,715	1,452
Termination benefits	151	192
Post-employment benefits	12,304	11,246
Total	14,170	12,890
Current	2,524	2,215
Non-current	11,646	10,675

13.1.	Short-term employee benefits
	09.30.2023	12.31.2022
Variable compensation program - PPP	501	489
Accrued vacation and 13th salary	783	505
Salaries and related charges and other provisions	323	327
Profit sharing	108	131
Total	1,715	1,452
Current	1,679	1,421
Non-current (1)	36	31
(1) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive officers and the upper management

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Salaries, accrued vacations and related charges	(2,526)	(2,255)	(922)	(797)
Variable compensation program - PPP (1)	(471)	(400)	(200)	(153)
Profit sharing (1)	(108)	(103)	(41)	(38)
Management fees and charges	(9)	(10)	(4)	(5)
Total	(3,114)	(2,768)	(1,167)	(993)
(1) It includes adjustments to provisions related to previous years.

13.1.1.	Variable compensation programs

Performance award program (PPP)

During 2023, the Company had paid US$ 562 regarding the PPP for 2022, since the related metrics relating to the Company’s and individual performances were achieved in 2022.

Regarding the PPP for 2023, the Company is revising the model for this program. However, due to the expectation of maintaining the program with a similar nature of 2022, in the nine-month period ended September 30, 2023, the Company provisioned US$ 469 referring to this program for 2023 (US$ 400 for the same period of 2022), recorded in other income and expenses.

Profit Sharing (PLR)

In the nine-month period ended September 30, 2023, the Company settled US$ 134 related to the PLR 2022, considering the current agreement for the PLR, approved by the Secretariat of Management and Governance of State-owned Companies (SEST), which provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration.

In the nine-month period ended September 30, 2023, the Company provisioned US$ 108 referring to PLR for 2023 (US$ 103 for the same period of 2022), recorded in other income and expenses.

13.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

Voluntary severance programs (PDV)

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages.

From January to September 2023, 422 employees retired through these programs, while there were 53 enrollments and 139 withdrawals. Changes to the provisions for termination benefits are presented as follows:

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2023	Jan-Sep/2022
Opening Balance	192	349
Effects in the statement of income	(7)	5
Enrollments	6	6
Revision of provisions (1)	(13)	(1)
Effects in cash and cash equivalents	(43)	(177)
Settlements in the period	(43)	(177)
Translation adjustment	9	20
Closing Balance	151	197
Current	85	82
Non-current	66	115
(1) It mainly refers to withdrawals, as well as adjustments to provisions when final payments occur.

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of September 30, 2023, from the balance of US$ 151, US$ 28 refers to the second installment of 543 retired employees and US$ 123 refers to1,141 employees enrolled in voluntary severance programs with expected termination by September 2025.

13.3.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (“Saúde Petrobras”), through five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	09.30.2023	12.31.2022
Liabilities
Health Care Plan – “Saúde Petrobras”	6,386	5,813
Petros Pension Plan - Renegotiated (PPSP-R)	3,819	3,606
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,109	1,041
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	431	284
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	372	339
Petros 2 Pension Plan (PP-2)	187	163
Total	12,304	11,246
Current	759	719
Non-current	11,545	10,527

Health Care Plan

The health care plan is managed by Petrobras Health Association (“Associação Petrobras de Saúde” – APS), a nonprofit civil association, and includes prevention and health care programs. The plan covers all employees and retirees and is open to future employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

Pension plans

The management of the supplementary pension plans sponsored by the Company is under the responsibility of Petros, a Closed Complementary Pension Entity (“Entidade Fechada de Previdência Complementar” - EFPC), which was established by Petrobras as a non-profit, private legal entity with administrative and financial autonomy.

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the “Conselho Nacional de Previdência Complementar” - CNPC.

On March 29, 2023, the Deliberative Council of Petros approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2022.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros as of December 31, 2022 with the net actuarial liability registered by the Company:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	330	341
Ordinary and extraordinary future contributions - sponsor	4,212	1,079
Contributions related to the TFC - sponsor	691	391
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,343)	(431)
Net actuarial liability recorded by the Company	3,890	1,380
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

• Sponsor Contributions – in the calculation of the obligation, Petros considers the future cash flow of ordinary and extraordinary sponsor and participants contributions, discounted to present value, according to the CNPC criteria, while the Company only considers them as they are made.

• Financial Assumptions - the main difference is the definition of the real interest rate established by Petros, which is according to the expected profitability of the current investment portfolios and the parameters published by the CNPC, considering a moving average of recent years in setting safety limits. On the other hand, the Company determines the real interest rates through an equivalent rate that combines the maturity profile of pension and healthcare obligations with the future yield curve of long-term Brazilian Federal Government securities (“Tesouro IPCA”, formerly known as NTN).

• Changes in the fair value of plan assets – Petros measures government securities based on its curve, with a portfolio immunization strategy, while in the Company measures at market value.

Deficit Settlement Plan 2021 referring to the PPSP-R plan

On November 10, 2022, Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.

This deficit, amounting to US$ 1,700 (R$ 8,515 million) as of September 30, 2023, is being settled on an equal basis between sponsors and participants, of which US$ 801 (R$ 4,012 million) will be paid by Petrobras, during the lifetime of the plan. The deduction from the payroll of participants, relating to these extraordinary payments, began in April 2023.

13.3.1.	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Balance at December 31, 2022	3,890	1,380	163	5,813	11,246
Recognized in the Statement of Income	367	126	22	638	1,153
Current service cost	8	2	8	108	126
Net interest	359	124	14	530	1,027
Recognized in Equity - other comprehensive income	109	−	−	−	109
Remeasurement effects (2)	109	−	−	−	109
Cash effects	(285)	(84)	(5)	(309)	(683)
Contributions paid	(271)	(78)	(5)	(309)	(663)
Payments related to Term of financial commitment (TFC)	(14)	(6)	−	−	(20)
Other changes	169	59	7	244	479
Others	−	−	−	1	1
Translation Adjustment	169	59	7	243	478
Balance at September 30, 2023	4,250	1,481	187	6,386	12,304
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It relates to a complement of 2022.

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Balance at December 31, 2021	4,050	1,169	165	4,485	11	9,880
Recognized in the Statement of Income	346	109	25	459	−	939
Current service cost	7	1	10	79	−	97
Net interest	339	108	15	380	−	842
Cash effects	(1,212)	(389)	−	(268)	−	(1,869)
Contributions paid	(200)	(65)	−	(268)	−	(533)
Payments related to Term of financial commitment (TFC) (2)	(1,012)	(324)	−	−	−	(1,336)
Other changes	164	49	4	133	(11)	339
Others	−	−	1	1	(11)	(9)
Translation Adjustment	164	49	3	132	−	348
Balance at September 30, 2022	3,348	938	194	4,809	−	9,289
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes payment of part of the TFC principal made on February 25, 2022.

The net expense with pension and healthcare plans is presented below:

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(36)	(7)	(10)	(223)	(276)
Related to retirees (other income and expenses)	(331)	(119)	(12)	(415)	(877)
Net costs for Jan-Sep/2023	(367)	(126)	(22)	(638)	(1,153)
Related to active employees (cost of sales and expenses)	(25)	(4)	(15)	(167)	(211)
Related to retirees (other income and expenses)	(321)	(105)	(10)	(292)	(728)
Net costs for Jan-Sep/2022	(346)	(109)	(25)	(459)	(939)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(12)	(3)	(3)	(76)	(94)
Related to retirees (other income and expenses)	(113)	(41)	(4)	(142)	(300)
Net costs for Jul-Sep/2023	(125)	(44)	(7)	(218)	(394)
Related to active employees (cost of sales and expenses)	(8)	(1)	(5)	(55)	(69)
Related to retirees (other income and expenses)	(105)	(34)	(3)	(95)	(237)
Net costs for Jul-Sep/2022	(113)	(35)	(8)	(150)	(306)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.3.2.	Contributions

In the nine-month period ended September 30, 2023, the Company contributed with US$ 683 (US$ 1,869 in the same period of 2022 , to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.1), and with US$ 156 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 135 for PP-2 and US$ 1 for PP-3 in the same period of 2022).

The contribution to the defined benefit portion of the PP-2, which had been suspended in July 2012, was restored in April 2023, pursuant to a decision by the Petros Foundation's Deliberative Council. Thus, a portion of the monthly contribution will be destined to risk coverage (payment of sickness allowance, reclusion allowance, lump sum death benefit and minimum guarantees) to reduce the balance of the actuarial liability.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iii) administrative and judicial proceedings that discuss the difference in special participation and royalties in several fields.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	09.30.2023	12.31.2022
Labor claims	769	737
Tax claims	553	466
Civil claims	1,721	1,504
Environmental claims	322	303
Total	3,365	3,010

	Jan-Sep/2023	Jan-Sep/2022
Opening Balance	3,010	2,018
Additions, net of reversals	379	552
Use of provision	(437)	(356)
Revaluation of existing proceedings and interest charges	284	264
Others	(3)	−
Translation adjustment	132	41
Closing Balance	3,365	2,519

In preparing its unaudited condensed consolidated interim financial statements for September 30, 2023, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	09.30.2023	12.31.2022
Tax	9,532	7,876
Labor	958	907
Civil	2,753	2,089
Environmental	108	109
Others	71	72
Total	13,422	11,053

	Jan-Sep/2023	Jan-Sep/2022
Opening Balance	11,053	8,038
Additions	1,099	1,314
Use	(78)	(98)
Accruals and charges	886	635
Others	(3)	(6)
Translation adjustment	465	163
Closing Balance	13,422	10,046

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 40 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of September 30, 2023, the balance of production capacity held in guarantee in the NJP is US$ 8,834.

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	09.30.2023	12.31.2022
Tax	36,240	32,094
Labor	9,562	8,272
Civil	8,741	7,548
Environmental	1,417	1,257
Total	55,960	49,171

The main contingent liabilities are:

•	Tax matters comprising: (i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) collection of ICMS involving several states; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) deduction from the PIS and COFINS tax base, comprising ship-or-pay agreements and chartering of aircraft and vessels.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including unitization; and (iii) regulation agencies fines, mainly ANP.
•	Environmental matters comprising indemnities for damages and fines related to the Company operation.
14.3.1.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and was approved at employee meetings, and started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals to the Brazilian Supreme Federal Court (STF) which suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In February 2022, the judgment of the appeals filed by the plaintiff and several amicus curiae against the Judge-Rapporteur was initiated. The judgment is currently underway in the First Panel of the Supreme Federal Court, with 3 votes in favor of the Company, confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions, and 1 vote against. After the dissenting vote was delivered, one of the ministers who had voted in favor of Petrobras requested additional time for analysis, thus the trial was suspended. Thus, the appeals returned to the voting agenda of the STF for the conclusion of the trial by November 10, 2023.

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2023, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 139, while the contingent liabilities amount to US$ 7,841.

14.4.	Class actions and related proceedings
14.4.1.	Class actions in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Operation Lava-Jato, the defendants acted illegally before investors. On 26 May 2021, the District Court of Rotterdam decided that the class action must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

On July 26, 2023, the Court issued an intermediary decision on the merits, ordering the production of evidence, in relation to which the parties may express their views before the publication of the decision on the merits, which is appealable. In addition, the Court expressed in advance some understanding, which must be included in the decision on the merits, among which: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected and; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action.

The Court also confirmed that the Foundation cannot claim compensation under the class action, which will depend on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages, not yet proven. The eventual restitution for the alleged damages will only be determined by judicial decisions in later actions. Thus, the Company is unable to provide a reliable estimate of the potential loss in this dispute.

Petrobras and the PGF deny the allegations made by the Foundation and will continue to defend themselves vigorously. For more information, see note 18.4.1 to the financial statements for the year ended December 31, 2022.

14.4.2.	Arbitrations and other proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

At the same time, the Association also filed a class action before the Civil and Commercial Court of Buenos Aires, Argentina, where Petrobras appeared on April 10, 2023. The Association claims Petrobras' responsibility for an alleged loss of market value of its securities in Argentina, as a result of allegations made within the scope of the Lava Jato Operation and its effects on the Company's financial statements prior to 2015. The Company presented its defense on August 30, 2023. The Company denies such allegations and will vigorously defend itself against the accusations made by the author of the collective action. The Company is unable to provide a reliable estimate of the potential loss in this proceeding.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which is still pending judgment. The Court of Appeals previously recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As for the other criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments during the nine-month period ended September 30, 2023.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, which are recorded as provisions for legal proceedings, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, reflected in the unaudited condensed consolidated interim financial statements of the third quarter of 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which is still pending judgement. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022.

On August 26, 2022, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands, at the request of EIG. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4.	Arbitrations proposed by non-controlling Shareholders in Brazil

In the nine-month period ended September 30, 2023, there were partial decisions which did not change the assessment and the available information on this proceeding. Thus, the Company is unable to provide a reliable estimate of the potential loss in these arbitrations.

For more information, see explanatory note 18.5 to the financial statements for the year ended December 31, 2022.

14.5.	Legal proceedings - Compulsory Loan – Eletrobras

In the nine-month period ended September 30, 2023, there were no events that changed the assessment on this proceeding. For more information, see explanatory note 18.6 to the financial statements for the year ended December 31, 2022.

14.6.	Lawsuits brought by natural gas distributors and others

In the nine-month period ended September 30, 2023, there were no events that changed the assessment and information on lawsuits and arbitrations, except for the case related to the natural gas distributor operating in the state of Sergipe.

In the state of Sergipe, the sale of gas has been taking place under the terms of the injunction granted in a legal proceeding since January 2022, which has been revoked by the Judiciary. Currently, the Company no longer supplies gas to the distributor, considering that it has been obtaining the mentioned commodity from other suppliers.

For more information, see explanatory note 18.7 to the financial statements for the year ended December 31, 2022.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	09.30.2023	12.31.2022
Onshore	446	418
Shallow waters	4,668	4,399
Deep and ultra-deep post-salt	10,052	9,988
Pre-salt	4,038	3,795
Total	19,204	18,600

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	2023 Jan-Sep	2022 Jan-Sep
Opening balance	18,600	15,619
Adjustment to provision	22	38
Transfers related to liabilities held for sale (1)	(6)	(1,075)
Use of provisions	(819)	(629)
Interest accrued	629	362
Others	(5)	(1)
Translation adjustment	783	576
Closing balance	19,204	14,890
(1) In the nine-month period ended September 30, 2022, it refers to the Golfinho and Camarupim Group (US$ 103), in Espírito Santo, the Albacora Leste Field (US$ 374), in Rio de Janeiro, the Norte Capixaba Group (US$ 32), in Espírito Santo state, and the Potiguar Group (US$ 566), in Rio Grande do Norte state.

16.	Other assets and liabilities
Assets	09.30.2023	12.31.2022
Escrow account and/ or collateral	1,327	1,087
Advances to suppliers	1,590	1,561
Prepaid expenses	442	363
Derivatives transactions	129	54
Assets related to E&P partnerships	145	71
Others	230	194
	3,863	3,330
Current	1,775	1,777
Non-Current	2,088	1,553

Liabilities	09.30.2023	12.31.2022
Obligations arising from divestments	1,216	1,355
Contractual retentions	695	601
Advances from customers	472	906
Provisions for environmental expenses, research and development and fines	707	674
Other taxes	356	293
Unclaimed dividends	308	241
Derivatives transactions	183	147
Various creditors	66	95
Others	636	661
	4,639	4,973
Current	2,767	3,001
Non-Current	1,872	1,972

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2022	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (4)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	330	8,555	7	11,541	20,433
Decommissioning costs - Additions to / review of estimates	−	−	−	7	−	7
Capitalized borrowing costs	−	−	917	−	−	917
Signature Bonuses Transfers (5)	−	−	−	16	−	16
Write-offs	(8)	(259)	(45)	(34)	(152)	(498)
Transfers (6)	(3)	2,536	(4,187)	1,853	1	200
Transfers to assets held for sale	(16)	(36)	(8)	(25)	−	(85)
Depreciation, amortization and depletion	(62)	(3,710)	−	(3,423)	(3,955)	(11,150)
Impairment recognition	−	(201)	(320)	(5)	−	(526)
Impairment reversal	1	14	−	−	28	43
Translation adjustment	109	2,283	672	1,568	713	5,345
Balance at September 30, 2023	2,559	56,104	20,422	38,398	27,388	144,871
Cost	4,426	111,680	29,652	71,894	40,861	258,513
Accumulated depreciation and impairment (4)	(1,867)	(55,576)	(9,230)	(33,496)	(13,473)	(113,642)

Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Cost	4,080	98,085	25,954	61,906	26,382	216,407
Accumulated depreciation and impairment (4)	(1,697)	(44,959)	(9,032)	(26,059)	(9,330)	(91,077)
Additions	−	656	4,943	47	5,580	11,226
Decommissioning costs - Additions to / review of estimates	−	−	−	11	−	11
Capitalized borrowing costs	−	−	787	−	−	787
Signature Bonuses Transfers (5)	−	−	−	1,177	−	1,177
Write-offs	(2)	(758)	(990)	(614)	(1,464)	(3,828)
Transfers (6)	83	3,713	(6,682)	3,016	−	130
Transfers to assets held for sale	(11)	(1,977)	(342)	(1,418)	(27)	(3,775)
Depreciation, amortization and depletion	(65)	(3,561)	−	(3,938)	(3,344)	(10,908)
Impairment recognition	−	(53)	(269)	(42)	−	(364)
Impairment reversal	−	12	2	11	−	25
Translation adjustment	71	1,933	595	1,240	470	4,309
Balance at September 30, 2022	2,459	53,091	14,966	35,337	18,267	124,120
Cost	4,187	100,792	24,267	63,236	27,953	220,435
Accumulated depreciation and impairment (4)	(1,728)	(47,701)	(9,301)	(27,899)	(9,686)	(96,315)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas (oil and gas production properties).
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) Transfers from intangible assets. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it relates to Sépia and Atapu.
(6) It includes mainly transfers between classes of assets and transfers from advances to suppliers.

The additions in right of use are mainly due to the entry into operation of FPSO Anita Garibaldi, FPSO Almirante Barroso and FPSO Anna Nery, and the respective effect on lease liability (note 25).

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at September 30, 2023	16,694	8,576	2,118	27,388
Cost	21,344	16,705	2,812	40,861
Accumulated depreciation and impairment	(4,650)	(8,129)	(694)	(13,473)
Balance at December 31, 2022	9,211	8,254	1,747	19,212
Cost	12,604	14,788	2,278	29,670
Accumulated depreciation and impairment	(3,393)	(6,534)	(531)	(10,458)

17.4.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships related to these consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and Tartaruga.

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Jan-Sep/2023	Jan-Sep/2022
Opening balance	407	364
Additions/(Write-offs) on PP&E	26	(26)
Other income and expenses	39	12
Translation adjustments	16	10
Closing balance	488	360

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2023, the capitalization rate was 6.93% p.a. (6.62% p.a. for the nine-month period ended September 30, 2022).

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2022	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	148	132	−	280
Capitalized borrowing costs	−	10	−	10
Write-offs	(35)	−	−	(35)
Transfers	−	1	−	1
Signature Bonuses Transfers (2)	(16)	−	−	(16)
Amortization	(3)	(71)	−	(74)
Impairment recognition (note 19)	(364)	−	−	(364)
Translation adjustment	108	19	1	128
Balance at September 30, 2023	2,361	530	25	2,916
Cost	2,780	1,760	25	4,565
Accumulated amortization and impairment	(419)	(1,230)	−	(1,649)
Estimated useful life in years	(3)	5	Indefinite

Balance at December 31, 2021	2,695	308	22	3,025
Cost	2,744	1,321	22	4,087
Accumulated amortization and impairment	(49)	(1,013)	−	(1,062)
Addition	895	129	−	1,024
Capitalized borrowing costs	−	8	−	8
Write-offs	(12)	(1)	−	(13)
Transfers	(9)	(1)	−	(10)
Signature Bonuses Transfers (2)	(1,177)	−	−	(1,177)
Amortization	(3)	(53)	−	(56)
Impairment recognition	−	(1)	−	(1)
Translation adjustment	46	5	1	52
Balance at September 30, 2022	2,435	394	23	2,852
Cost	2,488	1,488	23	3,999
Accumulated amortization and impairment	(53)	(1,094)	−	(1,147)
Estimated useful life in years	(3)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(2) Transfers to PP&E. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it relates to the Itapu, Atapu and Sepia.
(3) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

18.2.	ANP Bidding Result

Sudoeste de Sagitário, Água Marinha e Norte de Brava Blocks - 1st Cycle of Permanent Offer for Production Sharing

On December 16, 2022, the Company acquired the right to explore and produce oil and natural gas in Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in the 1st Cycle of Permanent Offer for Production Sharing, carried out by the ANP. In May 2023, the Production Sharing Agreements were signed and the signature bonus was recognized in intangible assets, in the amount of US$ 146 (R$ 729 million).

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Impairment
(Losses) / reversals	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Property, plant and equipment	(483)	(339)	(79)	(256)
Intangible assets	−	(1)	−	−
Assets classified as held for sale	1	(82)	1	1
Impairment losses	(482)	(422)	(78)	(255)
Investments	8	(8)	7	2
Exploratory assets (note 20)	(364)	−	(364)	−
Net effect within the statement of income	(838)	(430)	(435)	(253)
Losses	(898)	(475)	(444)	(256)
Reversals	60	45	9	3

The Company tests annually its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

In the nine-month period ended September 30, 2023, the Company recognized net impairment losses amounting to US$ 482, mainly arising from:

•	the assessment of the second refining unit of RNEST, which resulted in the recognition of a US$ 383 loss, mainly due to: (i) review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; (ii) increase in the discount rate to 7.4% p.a. (from 7.1% p.a. in December 2022); and (iii) appreciation of the real against the dollar on estimated future cash flows.

Moreover, assessments carried out on exploratory assets located in the pre-salt layer of the Campos basin (blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413), due to the economic unfeasibility of projects in the phase of production development, resulted in the recognition of a US$ 364 loss. In October 2023, the Company’s management approved the full and voluntary return of these blocks to the ANP.

In the nine-month period ended September 30, 2022, the Company recognized net impairment losses amounting to US$ 422, mainly due to:

•	postponement of the beginning of operations of the Natural Gas Processing Unit (UPGN) of the Gaslub plant in Itaboraí, in the state of Rio de Janeiro, due to the termination of the agreement with the contractor responsible for the works, resulting in the recognition of a US$ 251 impairment loss in the CGU Itaboraí Utilities (taking into account a discount rate in constant currency of 5.40% p.a.);
•	definitive cessation of the operations of platform P-35, in the Marlim field, which led to the exclusion of this asset from the CGU North group and classification as a separate asset, resulting in the recognition of a US$ 52 impairment loss;
•	approval for the disposal of Golfinho group of fields, which comprises Golfinho field (which produces oil), Canapu field (which produces non-associated gas), and the exploratory block BM-ES-23. As a result, the Company assessed the recoverability of the carrying amount of these assets, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 51 impairment loss;
•	approval for the disposal of LUBNOR Refinery, in the state of Ceará, separating it from the Downstream CGU. As a result, the Company assessed the recoverability of the carrying amount of the refinery, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 44 impairment loss.
20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Sep/2023	Jan-Sep/2022
Property plant and equipment
Opening Balance	1,876	1,994
Additions	339	246
Write-offs	(1)	(14)
Transfers	(813)	(85)
Translation adjustment	92	66
Closing Balance	1,493	2,207
Intangible assets
Opening Balance	2,406	2,576
Additions	147	840
Write-offs	(35)	−
Transfers	(16)	(1,187)
Losses on exploration expenditures written off	(364)	−
Translation adjustment	104	93
Closing Balance	2,242	2,322
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,735	4,529
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The transfers which occurred in Property plant and equipment during the nine-month period ending September 30, 2023 were destined for the production development projects of the Raia Pintada and Raia Manta fields, related to the BM-C-33 block (US$ 750), and the Sépia field (US$ 44).

The additions occurred in Intangible assets during the nine-month period ending September 30, 2022 mainly refer to the Sépia field (US$ 424), Atapu field (US$ 416), while the transfers mainly refer to these fields, as well as the Itapu field (US$ 337).

From January to September 2023, the recognition of losses in Intangible assets (US$ 364) was due to the economic unfeasibility of projects in blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411, and C-M-413 in the Campos Basin (pre-salt layer), which were in the phase of production development. In October 2023, the Company’s Management approved the voluntary full return of these blocks to the ANP.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(420)	(240)	(103)	(105)
Exploration expenditures written off (includes dry wells and signature bonuses)	(410)	(128)	(372)	(34)
Contractual penalties on local content requirements	9	140	2	32
Other exploration expenses	(7)	(2)	(7)	-
Total expenses	(828)	(230)	(480)	(107)
Cash used in:
Operating activities	428	241	111	106
Investment activities	501	1,102	195	122
Total cash used	929	1,343	306	228

In 2022, Petrobras approved the execution, with the ANP, of a Term of Conduct Adjustment (TAC) to offset local content fines related to:

•	22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins; and
•	21 concessions in which Petrobras operates in partnership with other concessionaires, located in the Almada, Campos, Espírito Santo, Mucuri, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Santos and Sergipe basins.

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The TAC provides for the conversion of fines into investment commitments in the Exploration and Production segment with local content. As a result, all administrative proceedings related to the collection of fines arising from alleged non-compliance with local content in these concessions were closed, resulting in a US$ 135 gain for the reversal of this liability as of September 30, 2022.

As of September 30, 2023, under the terms of the agreement, Petrobras commits to investing US$ 333 (R$ 1,669 million) in local content by December 31, 2026.

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,711 (US$ 1,748 as of December 31, 2022), which is still in force as of September 30, 2023, net of commitments undertaken. As of September 30, 2023, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,698 (US$ 1,648 as of December 31, 2022) and bank guarantees of US$ 13 (US$ 100 as of December 31, 2022).

22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2022	546	1,020	1,566
Investments	12	10	22
Results of equity-accounted investments	(22)	(213)	(235)
Translation adjustment	2	(83)	(81)
Other comprehensive income	1	165	166
Dividends	(63)	(1)	(64)
Balance at September 30, 2023	476	898	1,374
(1) It includes other investments.

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2021	509	1,001	1,510
Investments	15	5	20
Transfer to assets held for sale	1	(58)	(57)
Restructuring, capital decrease and others	(2)	(14)	(16)
Results of equity-accounted investments	220	153	373
Translation adjustment	1	(1)	−
Other comprehensive income	1	119	120
Dividends	(173)	(105)	(278)
Balance at September 30, 2022	572	1,100	1,672
(1) It includes other investments.

23.	Disposal of assets and other transactions

The Company has an active portfolio, which takes into account opportunities of partnerships, acquisition of assets and disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

On April 3, 2023, the Company’s Board of Executive Officers informed that the revision of divestment processes will be carried out within the scope of the adjustments to be made to the Strategic Plan.

On June 1, 2023, the Company’s Board of Directors approved the strategic factors to be considered in the 2024-2028 Strategic Plan.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

				09.30.2023	12.31.2022
	E&P	RT&M	Corporate and other businesses	Total	Total
Assets classified as held for sale
Inventories	-	24	−	24	21
Investments	-	−	−	-	-
Property, plant and equipment	12	23	−	35	3,587
Others	-	−	−	-	-
Total	12	47	−	59	3,608
Liabilities on assets classified as held for sale
Finance debt	-	-	-	-	133
Provision for decommissioning costs	109	-	-	109	1,332
Total	109	−	−	109	1,465

23.1.	Sales pending closing at September 30, 2023

The assets and liabilities corresponding to the transactions signed in previous periods which are pending closing are classified as held for sale. At September 30, 2023, it corresponds to Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, located in the state of Ceará.

For more information on this transaction (which is subject to certain conditions precedent), see note 30.1 of the Company's consolidated financial statements of 2022.

From January to September 2023, no new contracts were signed.

23.2.	Sales closed in the nine-month period ended September 30, 2023
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (1) (2)	Gain/ (loss) (3)	Further infor-mation
Sale of its entire interest in Albacora Leste producing field, located in the Campos Basin	Petro Rio Jaguar Petróleo LTDA (PetroRio), a subsidiary of Petro Rio S.A.	April 2022 (S) January 2023 (C)	1,928	576	a
Sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields	Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly-owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.	February 2022 (S) April 2023 (C)	474	341	b
Sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water fields, together with their associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called Potiguar group of fields	3R Potiguar S.A., a wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A.	January 2022 (S) June 2023 (C)	1,445	482	c
Sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, in deep waters of the post-salt layer, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	June 2022 (S) August 2023 (C)	15	(37)	d
Total			3,862	1,362
(1) Value agreed on the signing date, plus price adjustments on the closing date, when provided for in the contract.
(2) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years, and advances referring to operations not completed.
(3) Recognized in “Results on disposal/write-offs of assets” (note 6).

a)	Sale of Albacora Leste field

The transaction was closed after the fulfillment of conditions precedent, with the receipt, in cash, of US$ 1,635, including price adjustments provided for in the contract, in addition to US$ 293 received at the transaction signing. In addition,

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras is expected to receive up to US$ 250 in contingent payments provided for in the contract, depending on future Brent prices.

b)	Sale of Norte Capixaba group of fields

The transaction was closed with the receipt of US$ 427, including price adjustments provided for in the contract, in addition to US$ 36 received at the transaction signing. In addition, there is up to US$ 66 in contingent payments for Petrobras provided for in the contract, depending on future Brent prices, of which the Company recognized US$ 11 as a receivable in April 2023.

c)	Sale of Potiguar group of fields

The transaction was closed with the receipt of US$ 1,100, including price adjustments provided for in the contract, in addition to US$ 110 received at the transaction signing. The Company will also receive US$ 235 in 4 equal annual installments starting March 2024.

d)	Sale of Golfinho and Camarupim groups of fields

The transaction was closed with the receipt of US$ 12, including price adjustments provided for in the contract, in addition to US$ 3 received at transaction signing. In addition, there is up to US$ 60 in contingent payments for Petrobras provided for in the contract, depending on future Brent prices and asset development.

23.3.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2023	Assets recognized in previous periods	Balance of contingent assets as of September 30, 2023

Sales in previous years
Riacho da Forquilha group of fields	December 2019	62	30	28	4
Pampo and Enchova group of fields	July 2020	650	15	180	455
Baúna field	November 2020	285	27	132	126
Miranga group of fields	December 2021	85	−	55	30
Cricare group of fields	December 2021	118	−	22	96
Peroá group of fields	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	1	15	74
Sales in the period
Albacora Leste field	January 2023	250	10	−	240
Norte Capixaba group of fields	April 2023	66	11	−	55
Golfinho and Camarupim groups of fields	August 2023	60	−	−	60
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	April 2022	5,244	43	693	4,508
Total		6,953	137	1,135	5,681

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	09.30.2023	12.31.2022
Banking market	1,263	1,285
Capital market	3,013	2,896
Development banks (1)	690	723
Others	2	4
Total	4,968	4,908
Abroad
Banking market	7,600	8,387
Capital market	14,756	14,061
Export credit agency	1,978	2,443
Others	160	155
Total	24,494	25,046
Total finance debt	29,462	29,954
Current	4,380	3,576
Non-current	25,082	26,378
(1) It includes BNDES, FINAME and FINEP

Current finance debt is composed of:

	09.30.2023	12.31.2022
Short-term debt	8	−
Current portion of long-term debt	3,855	3,111
Accrued interest on short and long-term debt	517	465
Total	4,380	3,576

The capital market balance is mainly composed of US$ 14,147 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,923 in debentures and US$ 930 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 88%, 2% and 10%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2024 and 2037, do not require collateral and are not convertible into shares or equity interests.

On September 30, 2023, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2022.

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	15	1,285	1,300
Repayment of principal (1)	(264)	(2,021)	(2,285)
Repayment of interest (1)	(299)	(1,195)	(1,494)
Accrued interest (2)	331	1,374	1,705
Foreign exchange/ inflation indexation charges	93	(152)	(59)
Translation adjustment	201	157	358
Modification of contractual cash flows	(17)	−	(17)
Balance at September 30, 2023	4,967	24,495	29,462

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,517	31,183	35,700
Proceeds from finance debt	573	1,957	2,530
Repayment of principal (1)	(932)	(6,560)	(7,492)
Repayment of interest (1)	(259)	(1,128)	(1,387)
Accrued interest (2)	296	1,399	1,695
Foreign exchange/ inflation indexation charges	96	(602)	(506)
Translation adjustment	164	151	315
Balance at September 30, 2022	4,455	26,400	30,855
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the nine-month period ended September 30, 2023, the Company repaid several finance debts, in the amount of US$ 4,054.

In the same period, the Company raised funds through the issuance of Global notes in the international capital market due in 2033 in the amount of US$ 1,235.

The Company carried out an exchange operation under the terms of a debt in the domestic banking market in the amount of US$ 519, changing the term from 2024 to 2030. The modification of the contractual terms was not substantial and resulted in a gain of US$17 per modification.

24.3.	Reconciliation with cash flows from financing activities
			Jan-Sep/2023			Jan-Sep/2022
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	1,300	(2,285)	(1,494)	2,530	(7,492)	(1,387)
Repurchase of debt securities		43	−		(120)	−
Deposits linked to finance debt (1)		(240)	(78)		(184)	(51)
Net cash used in financing activities	1,300	(2,482)	(1,572)	2,530	(7,796)	(1,438)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.4.	Summarized information on current and non-current finance debt
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total (1)	Fair Value

Financing in U.S.Dollars (US$):	1,484	3,350	2,570	1,506	2,444	10,760	22,114	21,954
Floating rate debt (2)	1,410	2,697	1,935	1,143	1,740	652	9,577
Fixed rate debt	74	653	635	363	704	10,108	12,537
Average interest rate p.a.	6.3%	6.8%	6.3%	6.6%	6.0%	6.6%	6.6%
Financing in Brazilian Reais (R$):	165	516	236	470	134	3,447	4,968	5,101
Floating rate debt (3)	43	43	141	141	40	1,911	2,319
Fixed rate debt	122	473	95	329	94	1,536	2,649
Average interest rate p.a.	6.1%	6.8%	6.9%	6.8%	7.2%	7.0%	6.8%
Financing in Euro (€):	−	38	287	−	−	580	905	889
Fixed rate debt	−	38	287	−	−	580	905
Average interest rate p.a.	−	4.7%	4.7%	−	−	4.7%	4.7%
Financing in Pound Sterling (£):	28	24	−	564	−	859	1,475	1,365
Fixed rate debt	28	24	−	564	−	859	1,475
Average interest rate p.a.	6.2%	6.3%	−	6.2%	−	6.5%	6.3%
Total as of September 30, 2023	1,677	3,928	3,093	2,540	2,578	15,646	29,462	29,309
Average interest rate	6.2%	6.7%	6.3%	6.6%	6.2%	6.6%	6.5%
Total as of December 31, 2022	3,576	3,943	3,079	2,523	2,892	13,941	29,954	29,853
Average interest rate	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%
(1)The average maturity of outstanding debt as of September 30, 2023 is 11.43 years (12.07 years as of December 31, 2022).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 13,663 of September 30, 2023 (US$ 13,061 of December 31, 2022); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 15,646 as of September 30, 2023 (US$ 16,792 as of December 31, 2022).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend all the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of September 30, 2023, 26% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 1.4% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Maturity	2023	2024	2025	2026	2027	2028 and thereafter	09.30.2023	12.31.2022
Principal	1,270	3,848	3,167	2,607	2,641	16,392	29,925	31,703
Interest	473	1,896	1,582	1,444	1,181	16,567	23,144	24,815
Total (1)	1,743	5,744	4,749	4,051	3,822	32,959	53,069	56,518
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

24.5.	Lines of credit
						09.30.2023
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (1)	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	399	−	399
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	399	−	399
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	66	−	66
Total				864	−	864
(1) On June 30, 2023, Petrobras reduced part of the Revolving Credit Facility to US$ 2,050 compared to the US$ 3,250 contracted in 2019. Thus, US$ 2,050 will be available for withdrawal from July 1st, 2023, to February 27, 2026.

25.	Lease liability

Changes in the balance of lease liability are presented below:

	In Brazil	Abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	1,576	9,312	10,888
Payment of principal and interest (1)	(1,607)	(2,873)	(4,480)
Interest expenses	368	901	1,269
Foreign exchange losses	(116)	(771)	(887)
Translation adjustment	244	656	900
Balance at September 30, 2023	6,485	25,050	31,535
Current			6,631
Non-current			24,904
(1) The Statement of Cash Flows comprises US$ 14 relating to changes on liabilities held for sale.

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,604	18,439	23,043
Remeasurement / new contracts	1,869	1,688	3,557
Payment of principal and interest	(1,209)	(2,797)	(4,006)
Interest expenses	257	732	989
Foreign exchange losses	(59)	(595)	(654)
Translation adjustment	84	535	619
Transfers	−	(135)	(135)
Balance at September 30, 2022	5,546	17,867	23,413
Current			5,337
Non-current			18,076

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2023	2024	2025	2026	2027	2028 onwards	Total
Balance at September 30, 2023	1,883	6,514	5,048	3,729	3,063	26,845	47,082
Balance at December 31, 2022	5,710	4,621	3,380	2,394	2,122	14,498	32,725

In certain contracts, there are variable payments and terms of less than 1 year recognized as an expense:

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	09.30.2023	09.30.2022
Variable payments	927	864
Up to 1 year maturity	88	108

Variable payments x fixed payments	21%	22%

At September 30, 2023, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 66,286 (US$ 79,913 at December 31, 2022).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.

26.	Equity
26.1.	Share capital (net of share issuance costs)

As of September 30, 2023 and December 31, 2022, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of September 30, 2023 (US$ 2 as of December 31, 2022), the Company held treasury shares, in the amount of US$ 199, of which 222,760 are common shares and 28,808,609 are preferred shares.

26.2.	Distributions to shareholders

Revision of the Shareholder Remuneration Policy

On July 28, 2023, the Company’s Board of Directors approved a revision on the Shareholder Remuneration Policy, where the main changes are the following:

•	the Company will distribute to shareholders 45% (previously 60%) of the free cash flow, which consists of the difference between net cash provided by operating activities and the sum of cash used in the acquisition of PP&E and intangibles assets, and cash used in the acquisition of equity interests, calculated in Brazilian reais (previously the Company’s free cash flow did not deduct the acquisition of equity interests);
•	share repurchase, aiming at canceling these shares, becomes a remuneration to shareholders. Thus, the amounts related to share repurchase will be deducted from the result of 45% of the free cash flow in each quarter; and
•	the maximum threshold for the gross debt (comprising current and non-current finance debt and lease liability) is that established in each Strategic Plan. The 2023-2027 Strategic Plan states the maximum threshold is
US$ 65,000.

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program will be carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

During September 2023, the Company repurchased 28,735,700 preferred shares for the amount of US$ 197, including transaction costs (US$ 59 thousand).

Dividends relating to 2022

On April 27, 2023, the Annual General Shareholders Meeting approved dividends relating to 2022, amounting to US$ 43,187 (US$ 3.3106 per outstanding share). This amount includes US$ 36,323 anticipated during 2022 (updated by SELIC interest rate from the date of each payment to December 31, 2022) and US$ 6,864 of complementary dividends (US$ 0.5262 per outstanding share) which was accounted for as additional dividends proposed as of December 31, 2022.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

These complementary dividends were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting. The first and second installments were paid on May 19 and June 16, 2023, respectively, while the third and final installment will be paid on December 27, 2023, all of them including the update by the SELIC interest rate from December 31, 2022 to the date of payment.

Anticipation of dividends relating to 2023

In the nine-month period ended September 30, 2023, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of US$ 8,042 (R$ 39,692 million), equivalent to US$ 0.6165 (R$ 3.0429) per common and preferred shares, based on the result for the period from January to June 2023 (interim), as shown in the following table:

	Date of approval	Date of record	Amount per common and preferred share	Amount
Interim dividends - 1st quarter 2023	05.11.2023	06.12.2023	0.2465	3,215
Interim interest on capital - 1st quarter 2023	05.11.2023	06.12.2023	0.1345	1,755
Interim dividends - 2nd quarter 2023	08.03.2023	08.21.2023	0.1606	2,095
Interim interest on capital - 2nd quarter 2023	08.03.2023	08.21.2023	0.0749	977
Total anticipated dividends			0.6165	8,042
Monetary restatement on anticipated dividends paid				47
Total of anticipated dividends monetarily restated			0.6165	8,089

(1) These amounts will be considered when determining the remaining dividends to be paid relating to 2023 when the annual amounts are calculated.

The dividends and interest on capital relating to the first quarter of 2023 were paid in 2 equal installments on August 18 and September 20, 2023, while the dividends and interest on capital relating to the second quarter of 2023 will be paid in 2 equal installments on November 21 and December 15, 2023.

This anticipation of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 940. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

As of September 30, 2023, the balance of dividends payable (US$ 4,332) relates to third and last installment of complementary dividends of 2022, monetarily restated based on the SELIC interest rate, and to the anticipation of dividends relating to the first and second quarters of 2023.

Changes in dividends payable, within current liabilities, are set out below:

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2023	Jan-Sep/2022
Consolidated opening balance of dividends payable	4,171	−
Opening balance of dividends payable to non-controlling shareholders	(2)	−
Opening balance of dividends payable to shareholders of Petrobras	4,169	−
Additions relating to complementary dividends	6,864	6,688
Additions relating to anticipated dividends	8,089	26,522
Payments made	(15,234)	(33,671)
Monetary restatement (1)	473	298
Transfers to unclaimed dividends	(64)	(149)
Withholding income taxes over interest on capital and monetary restatement (2)	(289)	(229)
Translation adjustment	324	541
Closing balance of dividends payable to shareholders of Petrobras	4,332	−
Closing balance of dividends payable to non-controlling shareholders	−	−
Consolidated closing balance of dividends payable	4,332	−
(1) It includes US$ 344 over dividends paid and US$ 129 over dividends payable.
(2) It includes US$ 59 over dividends paid and US$ 414 over dividends approved in the first semester of 2023.

In the nine-month period ended September 30, 2023, Petrobras paid the last installment of anticipated dividends of 2022, the two installments relating to the complementary dividends of 2022 (monetarily restated based on the SELIC interest rate from December 31, 2022 to the payment dates), the two installments anticipated dividends relating to the first quarter of 2023, as well as residual dividend payments from previous years.

Unclaimed dividends

As of September 30, 2023, the balance of dividends not claimed by shareholders of Petrobras is US$ 308 recorded as other current liabilities, as described in note 16 (US$ 241 as of December 31, 2022). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Sep/2023	Jan-Sep/2022
Changes in unclaimed dividends
Opening balance	241	−
Transfers from dividends payable	(7)	(149)
Prescription	64	−
Translation adjustment	10	149
Closing Balance	308	−

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.3.	Earnings per share
		Jan-Sep/2023			Jan-Sep/2022
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	10,629	7,996	18,625	16,191	12,187	28,378
Weighted average number of outstanding shares	7,442,231,382	5,598,777,023	13,041,008,405	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	1.43	1.43	1.43	2.18	2.18	2.18
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	2.86	2.86	2.86	4.36	4.36	4.36

		Jul-Sep/2023			Jul-Sep/2022
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	3,115	2,341	5,456	5,000	3,763	8,763
Weighted average number of outstanding shares	7,442,231,382	5,592,391,312	13,034,622,694	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.42	0.42	0.42	0.67	0.67	0.67
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	0.84	0.84	0.84	1.34	1.34	1.34
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which is ongoing at the Company.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Risk management

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2023 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Derivatives not designated for hedge accounting
Future contracts - total (1)	110	683	−	(40)
Long position/Crude oil and oil products	8,933	9,058	−	-	2023
Short position/Crude oil and oil products	(8,823)	(8,375)	−	-	2023
Swap (2)					−
Short position/ Soybean oil	(4)	(3)	−	−	2023
Forward contracts (3)
Short position/Foreign currency forwards (BRL/USD)	(4)	−	−	-	2023
Swap (3)		-		−
Swap - CDI X IPCA	R$ 3,008	R$ 3,008	54	(16)	2029/2034
Foreign currency / Cross-currency Swap	US$ 729	US$ 729	(58)	(64)	2024/2029
Total recognized in the Statement of Financial Position			(4)	(120)
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons.
(3) Amounts in US$ and R$ are presented in million.

	Gains/ (losses) recognized in the statement of income
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Commodity derivatives
Other commodity derivative transactions - Note 27.2 (a)	(20)	(135)	(89)	87
Recognized in Other Income and Expenses	(20)	(135)	(89)	87
Currency derivatives
Swap Pounds Sterling x Dollar	−	(390)	−	(234)
Swap CDI x Dollar - Note 27.3 (b)	70	170	(8)	23
Others	−	−	−	−
	70	(220)	(8)	(211)
Interest rate derivatives
Swap - CDI X IPCA	13	(25)	(34)	(9)
	13	(25)	(34)	(9)
Cash flow hedge on exports -Note 27.3 (a)	(2,990)	(3,597)	(758)	(1,109)
Recognized in Net finance income (expense)	(2,907)	(3,842)	(800)	(1,329)
Total	(2,927)	(3,977)	(889)	(1,242)

	Gains/ (losses) recognized in other comprehensive income
	Jan-Sep/2023	Jan-Sep/2022	Jul-Sep/2023	Jul-Sep/2022
Cash flow hedge on exports - Note 27.3 (a)	5,428	6,664	(1,676)	(897)

	Guarantees given as collateral
	09.30.2023	12.31.2022
Commodity derivatives	109	96

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2023 is set out as follows:

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(96)	(192)
Future and forward contracts	Soybean oil - price changes	-	(1)	(2)
Forward contracts	Foreign currency - depreciation BRL x USD	-	−	(1)
		−	(97)	(195)

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and considers the closing price of the asset on September 30, 2023. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

27.2.	Risk management of products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)           Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

27.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of September 30, 2023, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.0076 exchange rate are set out below:

		Present value of hedging instrument notional value at 09.30.2023
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2023 to September 2033	68,016	340,597

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2022	62,119	324,121
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	24,374	121,816
Exports affecting the statement of income	(6,081)	(30,402)
Principal repayments / amortization	(12,396)	(62,228)
Foreign exchange variation	-	(12,710)
Amounts designated as of September 30, 2023	68,016	340,597
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2023	84,201	421,645

In the nine-month period ended September 30, 2023, the Company recognized a US$ 118 gain within foreign exchange gains (losses) due to ineffectiveness (a US$ 160 loss in the same period of 2022).

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 58.45%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2023 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(26,527)	9,020	(17,507)
Recognized in Other comprehensive income	2,438	(830)	1,608
Reclassified to the statement of income - occurred exports	2,990	(1,018)	1,972
Balance at September 30, 2023	(21,099)	7,172	(13,927)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(36,621)	12,452	(24,169)
Recognized in Other comprehensive income	3,067	(1,043)	2,024
Reclassified to the statement of income - occurred exports	3,597	(1,223)	2,374
Balance at September 30, 2022	(29,957)	10,186	(19,771)

Additional hedging relationships may be revoked or additional reclassification adjustments from other comprehensive income to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2023-2027, would not indicate a reclassification from comprehensive income to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2023 is set out below:

	2023	2024	2025	2026	2027	2028	2029 to 2033	Total
Expected realization	(1,893)	(6,513)	(3,909)	(3,116)	(3,541)	(2,216)	89	(21,099)

b)           Information on ongoing contracts

As of September 30, 2023, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

In July 2023, the 1st repurchase plan for these debentures was closed. During the term of this plan, which started in July 2022, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 500 b.p. and 900 b.p., respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

50

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Possible Result	Remote Result
SWAP Exchange rate (IPCA x USD)	(12)	(22)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company deals in contracts with highly rated banks.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (20% and 40% changes in the foreign exchange rates prevailing on September 30, 2023, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Risk	Financial Instruments	Exposure at 09.30.2023	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Dollar/Real	Assets	8,660	(13)	1,732	3,464
	Liabilities	(100,798)	153	(20,160)	(40,319)
	Exchange rate - Cross currency swap	(601)	1	(120)	(240)
	Cash flow hedge on exports	68,016	(103)	13,603	27,206
	Total	(24,723)	38	(4,945)	(9,889)

Euro/Dollar	Assets	1,387	68	277	555
	Liabilities	(2,522)	(123)	(504)	(1,009)
	Total	(1,135)	(55)	(227)	(454)

Pound/Dollar	Assets	1,497	60	299	599
	Liabilities	(2,953)	(118)	(591)	(1,181)
	Total	(1,456)	(58)	(292)	(582)

Pound/Real	Assets	1	−	−	−
	Liabilities	(27)	(1)	(5)	(11)
	Total	(26)	(1)	(5)	(11)

Euro/Real	Assets	4	−	1	2
	Liabilities	(11)	(1)	(2)	(4)
	Total	(7)	(1)	(1)	(2)

Peso/Dollar	Assets	24	(16)	(4)	(7)
	Total	24	(16)	(4)	(7)
Total at September 30, 2023		(27,323)	(93)	(5,474)	(10,945)
(1) At September 30, 2023, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0.15% appreciation of the Real; Peso x U.S. Dollar - a 203,3% depreciation of the Peso; Euro x Dollar: a 4.9% appreciation of the Euro; Pound Sterling x U.S. Dollar - a 4% appreciation of the Pound Sterling; Real x Euro: a 4.7% depreciation of the Real; Real x Pound Sterling - a 3.8% depreciation of the Real;. Source: Focus and Thomson Reuters.
27.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a twelve-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, maintaining all other variables constant.

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The following table presents the amounts to be disbursed by Petrobras with the payment of interest related to debts with floating interest rates at September 30, 2023:

Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	26	31	36
SOFR 3M (2)	104	135	166
SOFR 6M (2)	116	138	160
SOFR O/N (2)	463	649	835
CDI	173	243	312
TJLP	67	93	120
IPCA	94	131	169
	1,043	1,420	1,798
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.
(2) It represents the Secured Overnight Financing Rate.

27.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, even these unaudited condensed consolidated interim financial statements presenting negative net working capital, the Company does not believe it presents liquidity risk.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

27.6.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Interest rate derivatives	-	54	-	54
Balance at September 30, 2023	-	54	-	54
Balance at December 31, 2022	−	−	−	−

Liabilities
Foreign currency derivatives	-	(58)	-	(58)
Balance at September 30, 2023	−	(58)	-	(58)
Balance at December 31, 2022	(40)	(81)	−	(121)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

52

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		09.30.2023		12.31.2022

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	4	3	21	10
Other associates and joint ventures	77	4	72	21
Subtotal	81	7	93	31
Brazilian government – Parent and its controlled entities
Government bonds	1,718	−	1,689	−
Banks controlled by the Brazilian Government	14,072	1,524	11,811	1,567
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	253	−	602	−
Brazilian Federal Government (1)	−	1,584	−	1,422
Pré-Sal Petróleo S.A. – PPSA	−	1	−	57
Others	91	76	58	71
Subtotal	16,134	3,185	14,160	3,117
Petros	60	202	56	301
Total	16,275	3,394	14,309	3,449
Current	2,087	1,810	2,603	2,119
Non-Current	14,188	1,584	11,706	1,330
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

53

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2023	2022	2023	2022
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Joint ventures and associates
State-controlled gas distributors (joint ventures) (1)	−	1,196	−	−
Petrochemical companies (associates)	2,522	3,631	818	1,174
Other associates and joint ventures	30	92	10	3
Subtotal	2,552	4,919	828	1,177
Brazilian government – Parent and its controlled entities
Government bonds	162	151	55	58
Banks controlled by the Brazilian Government	(56)	24	(38)	54
Petroleum and alcohol account - receivables from the Brazilian Government	(5)	53	(33)	7
Brazilian Federal Government	(151)	37	(9)	114
Pré-Sal Petróleo S.A. – PPSA	(256)	(438)	(123)	(267)
Others	(242)	2	(133)	7
Subtotal	(548)	(171)	(281)	(27)
Petros	(14)	−	(5)	−
Total	1,990	4,748	542	1,150
Revenues, mainly sales revenues	2,540	4,983	826	1,183
Purchases and services	6	(1)	2	(6)
Income (expenses)	(500)	(509)	(258)	(264)
Foreign exchange and inflation indexation charges, net	(315)	9	(101)	40
Finance income (expenses), net	259	266	73	197
Total	1,990	4,748	542	1,150
(1) In July 2022, the Company disposed its entire interest in Gaspetro.

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the MME. The total compensation is set out as follows:

					Parent Company
		Jan-Sep/2023			Jan-Sep/2022
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	2.1	0.1	2.2	1.9	−	1.9
Social security and other employee-related taxes	0.6	−	0.6	0.6	−	0.6
Post-employment benefits (pension plan)	0.2	−	0.2	0.3	−	0.3
Variable compensation	−	−	−	2.0	−	2.0
Benefits due to termination of tenure	0.9	−	0.9	0.2	−	0.2
Total compensation recognized in the statement of income	3.8	0.1	3.9	5.0	−	5.0
Total compensation paid (1)	6.5	−	6.5	5.1	−	5.1
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	6.11	15.11	9.00	3.33	12.33
(1) It includes Variable Compensation Program (PPP) for Executive Officers.

In the nine-month period ended September 30, 2023, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 9 (US$ 10.4 for the same period of 2022).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 313 thousand for the nine-month period ended September 30, 2023 (US$ 376 thousand with tax and social security costs). For the same period of 2022, the total compensation concerning these members was US$ 469 thousand (US$ 563 thousand with tax and social security costs).

54

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On April 27, 2023, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.9, R$ 44.99 million, from April 2023 to March 2024 (US$ 7.6, R$ 39.59 million, from April 2022 to March 2023, approved on April 13, 2022).

29.	Supplemental information on statement of cash flows
	Jan-Sep/2023	Jan-Sep/2022
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,086	1,133
Transactions not involving cash
Purchase of property, plant and equipment on credit	−	19
Lease	11,456	5,439
Provision for decommissioning costs	7	10
Use of tax credits and judicial deposit for the payment of contingency	106	1,214
Remeasurement of property, plant and equipment acquired in previous periods	7	24

The balance of Cash and cash equivalents in the Statements of Cash Flows includes amounts related to assets classified as held for sale, as shown in the reconciliation below:

	Jan-Sep/2023	Jan-Sep/2022
Reconciliation of the balance at the beginning of the period
Cash and cash equivalents in statements of financial position	7,996	10,467
Cash and cash equivalents classified as assets held for sale	−	13
Cash and cash equivalents according to Statements of Cash Flows (opening balance)	7,996	10,480

29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Sep/2023	Jan-Sep/2022
Depreciation of Property, plant and equipment	11,150	10,908
Amortization of Intangible assets	74	56
Capitalized depreciation	(1,457)	(961)
Depreciation of right of use - recovery of PIS/COFINS	(119)	(106)
Depreciation, depletion and amortization in the Statements of Cash Flows	9,648	9,897

30.	Subsequent events

Proposed amendment to the Company’s Bylaws

On October 30, 2023, the Company’s Board of Directors called Petrobras’ shareholders to an Extraordinary General Meeting to be held on November 30, 2023, to deliberate on proposals for amending the Bylaws.

Among the proposals is the creation of a new statutory reserve for capital remuneration, through the amendment of Article 56 of the Bylaws, in alignment with the Shareholder Remuneration Policy approved by the Board of Directors.

Anticipation of remuneration to shareholders

On November 9, 2023, the Board of Directors approved the anticipation of remuneration to shareholders in the amount of US$ 3,563 or R$ 17,460 million (US$ 0.2744 per outstanding preferred and common shares, or R$ 1.344365), based on the net income for the three-month period ended September 30, 2023. According to the Shareholder Remuneration Policy, the Company will distribute 45% of free cash flow calculated in Brazilian reais (R$ 18,435 million), deducted by the share repurchases made by the Company during the period (R$ 975 million, excluding transaction costs), which, on the date of approval, amounts to US$ 3,563, as shown in the following table:

55

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Date of approval	Date of record	Amount per Share	Amount
Interim dividends	11.09.2023	11.21.2023	0.1868	2,426
Interim interest on capital	11.09.2023	11.21.2023	0.0876	1,137
Total			0.2744	3,563

These dividends and interest on capital will be paid in two equal installments, on February 20, 2024, and March 20, 2024, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2023. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2023.

The dividend and interest on capital per share may vary until the date of record due to the share repurchase program, which reduces the number of outstanding shares.

56

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of independent registered public accounting firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2023, the related condensed consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated March 29, 2023, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2022, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

November 09, 2023

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer